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Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284

FOR IMMEDIATE RELEASE ALL NUMBERS IN U.S. DOLLARS UNLESS OTHERWISE NOTED

FALCONBRIDGE REPORTS 2005 THIRD QUARTER
NET INCOME OF US$214 MILLION
Earnings Per Share Grows 47% Versus Prior Year

TORONTO, Ontario, October 25, 2005, — Falconbridge Limited (TSX: FAL.LV; NYSE: FAL) today reported net income of $214 million (basic earnings per share of $0.57 and diluted earnings per share of $0.56) for the third quarter of 2005. This compares with net income of $118 million (basic earnings per share of $0.39 and diluted earnings per share of $0.38) for the third quarter of 2004.

(Note: 2004 financial results, as presented in this press release, represent the consolidated results of Noranda Inc., which was renamed Falconbridge Limited after the amalgamation on June 30, 2005.)

COMMENTARY

        "Falconbridge's financial results this quarter continue to reflect the favourable base metal fundamentals and the higher refined metals output achieved at our operations," said Derek Pannell, Falconbridge's Chief Executive Officer. "The outlook for copper, zinc and aluminum prices remain well supported, while the nickel market is undergoing a temporary adjustment as demand catches up with new stainless steel supply. The Company also continued to advance its copper and nickel growth initiatives during the quarter."

        "On October 11, 2005 we announced that Falconbridge's Board of Directors has unanimously endorsed a friendly-acquisition offer from Inco Limited," Mr. Pannell continued. "We believe the combination of Inco and Falconbridge offers the best value for shareholders, in the near and long term. Bringing together these two great organizations would create a premier global nickel and copper mining and metals company."

THIRD QUARTER 2005 HIGHLIGHTS

Financial Results and Position

$ millions, except per share information	Q3 2005	Q3 2004	Y-O-Y Change	YTD 2005	YTD 2004	Y-O-Y Change
Revenues	2,006	1,703	18%	6,074	5,030	21%
Income generated by operating assets*	434	365	19%	1,353	1,010	34%
Net income	214	118	81%	592	378	57%
Basic earnings per common share	0.57	0.39	46%	1.76	1.24	42%
Diluted earnings per common share	0.56	0.38	47%	1.74	1.23	41%

*  Defined as earnings before net interest, corporate and general administration, research, development, exploration, minority interest, taxes, and other income.

  •
  Achieved an 81% increase in year-over-year quarterly net income to $214 million
  •
  Third quarter 2005 realized prices were higher (vs. third quarter 2004) for all metals: copper 28%, nickel 4%, zinc 20%, aluminum 7%; partially offset by increased energy costs amd a weakened U.S. dollar
  •
  Repaid approximately $1 billion in debt including $400 million of maturing debentures and $500 million in Junior Preference Shares

Production, Operations & Projects

  •
  Increased output of copper anodes, copper cathodes and refined nickel by 35%, 19% and 22%, respectively, in third quarter year over year
  •
  Copper cash costs decreased to $0.24/lb. from $0.43/lb. during the same quarter last year
  •
  Continued strong performance at Altornorte smelter, Lomas Bayas mine and Antamina mine where significant improvements were achieved on molybdenum recoveries
  •
  Horne copper smelter and CCR refinery now operating close to capacity; resulting annualized cathode production rate will be 370,000 tonnes at CCR by 2006
  •
  Began commercial tolling of molybdenum concentrates through recently completed roaster at Altonorte smelter
  •
  Collahuasi's molybdenum recovery circuit was 90% complete quarter end; September start-up was well ahead of schedule
  •
  Experienced lower head grades, and material handling problems at Collahuasi that led to lower mined copper production
  •
  Strike began at Kidd Creek Metallurgical operations on October 1, 2005; copper and zinc refineries were previously scheduled for annual maintenance shutdowns, mine and mill production unaffected
  •
  No major hurricane damage suffered by Gramercy alumina operations in Louisiana or St Ann bauxite operations in Jamaica; slightly lower alumina output, natural gas costs adversely affected
  •
  Advanced Nickel Rim South project main shaft sinking to 767 metres and vent shaft sinking to 219 metres
  •
  Initiated scoping study at Kabanga nickel deposit in Tanzania; initial drilling is 66% complete and initial engineering studies are 48% complete
  •
  Completed 27 Six Sigma projects during quarter for total annualized benefit of $7.1 million at an average savings value of $263,000 per project

FALCONBRIDGE ENDORSES INCO OFFER

        On October 11, 2005, Inco Limited announced a friendly takeover bid for all outstanding shares of Falconbridge. The offer is comprised of part cash and part Inco common shares, which when prorated would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge share. Both Boards of Directors unanimously endorsed the acquisition offer and the Falconbridge Board recommended the Company's shareholders tender their shares to the offer.

        The combined organization, which will be known as Inco Limited, will be one of the world's premier mining and metals companies. It will be the world's largest producer of nickel and eighth-largest producer of copper and will also operate integrated zinc and aluminum businesses. The new company will have one of the mining industry's most attractive portfolios of low-cost, profitable growth projects. The new Inco would benefit from estimated annual synergies of approximately $350 million.

        The Inco Limited Offer to Purchase all the outstanding common shares of Falconbridge Limited, together with the Directors' Circular under which the Falconbridge Board of Directors recommends acceptance of the Offer, were filed with regulators and mailed to the shareholders of Falconbridge Monday, October 24, 2005.

FINANCIAL RESULTS

Third Quarter 2005

Revenues for the third quarter of 2005 were $2.0 billion, 18% higher than revenues of $1.7 billion in the same period of 2004. The increase was mainly due to higher realized metal prices and copper and nickel sales volumes, increased revenue contribution from by-product molybdenum credits and improved copper concentrate treatment and refining terms. Business unit revenues were 24% higher for copper, 23% higher for nickel, 2% higher for zinc and 11% higher for aluminum.

Operating expenses totaled $1.57 billion in the third quarter, 17% higher than $1.34 billion in the same period last year. Cost of operations increased to $617 million from $535 million in the third quarter of 2004 due to the higher levels of copper anode and cathode production, increased refined nickel production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 8% to US$0.83 versus US$0.77 during the third quarter of 2004. Included in the cost of operations was a charge of $19 million related to the fair market value increments assumed as a result of the merger of Noranda and Falconbridge at the end of June 2005.

        The value of raw materials purchases was $815 million, 19% higher than $684 million in 2004 due to higher metal prices and increased custom feed processing at the Nikkelverk nickel refinery and at all copper smelting and refining operations. Higher purchased raw material values are recovered at the time of sale of the metals contained in the materials treated.

        Depreciation, amortization and accretion expense increased to $140 million from $119 million a year ago, with $8 million of the increase being attributable to the amortization of the fair value increment related to the purchase of the Falconbridge minority shareholders' interest and the resulting increase in the book value of the assets acquired. Net interest expense increased to $50 million from $35 million in the third quarter of last year due to the impact of new junior preferred share liabilities issued pursuant to the issuer bid completed in early May 2005. Interest expense included a one-time early redemption premium of $5 million paid to the holders at the time of the partial redemption of the junior preferred shares in August, 2005. Minority interest in earnings of subsidiaries decreased to $5 million from $76 million, largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $136 million from $98 million during the third quarter of 2004, due to the overall increase in profitability.

Income generated by operating assets for the third quarter was $434 million, 19% higher than $365 million in the third quarter of 2004. Income from operating assets increased 27% to $294 million in the copper business, decreased 12% to $128 million in the nickel business, increased to $5 million in the zinc business and decreased 25% to $15 million in the aluminum business.

        Net income totaled $214 million, or $0.57 per basic common share and $0.56 per diluted common share for the third quarter 2005, 81% higher than net income of $118 million or $0.39 per basic and $0.38 per diluted common share in the same period of 2004. Higher net income reflects higher realized metal prices, significantly higher Antamina molybdenum concentrate sales and higher treatment and refining charges received at copper smelters and refineries. The third quarter is normally the quarter for plant shutdowns. This year was no exception, but the temporary shutdowns at Gramercy and Timmins intensified their impact.

Consolidated assets totaled $11.7 billion as at Sept. 30, 2005, compared with $9.6 billion at the end of 2004. The increase is primarily due to the increase in carrying values of assets in recognition of the value paid by Noranda to the former Falconbridge minority shareholders and the investment of additional capital in advancing brownfield expansion development projects.

LIQUIDITY AND CAPITAL INITIATIVES

        Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new borrowings. The Company does not currently anticipate issuing additional common shares to meet these needs.

        Following its amalgamation, the Company entered into a series of revolving credit arrangements with Canadian and international banks. These five-year bank facilities total $780 million and replace all previous committed bank lines and remain essentially undrawn. At the time of the completion of the Noranda and Falconbridge merger, credit ratings were reaffirmed by S&P (BBB-, stable), Moody's (Baa3, stable) and DBRS (BBB High, stable). This allowed the Company to issue $500 million of new longterm debt; $250 million for 12 years at 5.50% and $250 million for 30 years at 6.20%. Following the announcement of Inco's offer to acquire Falconbridge, the Company's ratings were affirmed again by the rating agencies. During the third quarter the Company redeemed $500 million of Junior Preferred Shares and retired $400 million of long-term debentures that were maturing.

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $392 million during the third quarter of 2005. Total liquidity remains strong, with over $1.5 billion of cash and undrawn lines at September 30, 2005. Total debt was $3.9 billion at the end of the period. Following the completion of the merger of Noranda and Falconbridge, the net-debt-to-capitalization ratio decreased to 39.9% from 48% proforma at year-end 2004 as previously reported.

        Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $112 million during the third quarter. For 2005, the Company's projected capital investments are approximately $193 million for sustaining capital expenditures and approximately $488 million in new investments.

REVIEW OF OPERATIONS

Copper Business Unit

	Q3 2005	Q3 2004	Y-O-Y Change (%)	Nine Months 2005	Nine Months 2004	Y-O-Y Change (%)
Production:
mined copper (MT)	99,900	120,400	(17)%	305,700	312,900	(2.3)%
refined copper (MT)	138,000	116,700	18%	384,300	357,800	7.4%
mined zinc (MT)	52,800	43,400	22%	160,600	120,000	34%
refined zinc (MT)	31,700	23,200	37%	105,200	87,600	20%
Sales:
contained copper (MT)	245,900	212,000	16%	662,700	644,200	3%
contained zinc (MT)	51,200	48,100	6%	166,900	142,500	17%
Revenues ($ millions)	1,133	913	24%	3,145	2,595	21%
Realized copper price ($/lb.)	1.72	1.34	28%	1.58	1.25	26%
Operating costs ($ millions)	839	681	23%	2,418	2,092	16%
Cash costs ($/lb. of copper)	0.24	0.43	(44)%	0.30	0.36	(17)%
Income from operating assets ($ millions)	294	232	27%	727	503	45%

Revenues

        For the third quarter of 2005, copper business revenues increased 24% to $1,133 million from $913 million in the third quarter of 2004, reflecting higher realized copper, zinc and molybdenum prices. Copper sales volumes totaled 245,900 tonnes, up 16% from the same quarter in 2004, as output from all copper smelters and refineries increased during the quarter. Sales of by-product zinc volumes totaled 51,200 tonnes versus 48,100 tonnes during the third quarter of 2004.

        Copper revenues were higher as the realized copper price of $1.72/lb. increased by 28% in the quarter compared to $1.34/lb. realized in the same period in 2004. The benefit of higher copper prices was partially offset by lower copper production volumes at the Collahuasi and Antamina mines. Also contributing to copper group revenues was increased sales of by-product contained zinc from Antamina and Kidd Creek as well as increased sales of by-product molybdenum concentrate from Antamina. Falconbridge's share of the contained molybdenum sales totaled 538 tonnes during the third quarter of 2005 versus 160 tonnes during the same period last year, for a revenue contribution of $38 million.

Costs

        Copper business operating costs increased to $839 million from $681 million in the third quarter of 2004, due mostly to the impact of higher prices on purchased raw materials. The cost of operations increased to $241 million from $209 million in the same period last year as a result of the impact of a weaker U.S. dollar on Canadian and South American operating costs and higher energy and supply costs.

        The value of raw materials purchased increased to $532 million from $412 million in the third quarter of 2004 due to a combination of increased levels of throughput at Altonorte, Kidd Creek, Horne and CCR and the higher cost of concentrate related to the higher copper price. Higher purchased raw material values are recovered at the time of sale of the metals contained in that material.

        The operating cash cost of producing a pound of copper in the third quarter of 2005 decreased to $0.24/lb. from $0.43/lb. in the third quarter of 2004, due to beneficial effect of higher by-product credits, somewhat offset by lower mine production volumes.

Income generated from operating assets

        Operating income for the copper business in the third quarter of 2005 increased 27% to $294 million from $232 million a year ago as a result of higher copper, zinc and molybdenum prices, which more than offset lower mine production. Operating income also benefited from higher treatment and refining charges on third-party feeds and increased throughput at each copper smelter and refinery. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on operating costs.

Production

        During the third quarter of 2005, copper mine production from Canadian and South American operations totaled 99,900 tonnes, compared to 120,400 tonnes a year ago. By-product zinc in concentrate production was 22% higher at 52,800 tonnes versus 43,400 tonnes in the third quarter of 2004. Higher by-product zinc mine production was recorded at Antamina (up 22% to 18,600 tonnes) and at Kidd Creek (up 30% to 33,300 tonnes).

        At Antamina, copper-in-concentrate production was 29,225 tonnes, a decrease of 6% from the same quarter in 2004. Lower mill throughput due to harder ore processing was partially offset by higher copper recoveries (90.1% vs. 87.1)%. Partially offsetting lower copper output at Antamina were richer zinc grades. Copper production was unchanged at the Lomas Bayas mine compared to the same quarter last year. Kidd Creek mine copper production was 29% higher at 11,000 tonnes due to higher copper head grades and mill throughput.

        At the Collahuasi mine, the Company's share of production totaled 44,000 tonnes versus 65,100 tonnes in the same quarter a year ago. Production was lower primarily due to lower head grades (0.98% vs. 1.49)% and lower mill throughput, associated mostly with material handling problems.

        At the Altonorte smelter, copper anode production of 79,500 tonnes was 41% higher than the same period during the previous year due to improved operations. Third quarter 2004 Altonorte production was reduced following a fire at the concentrator dryer.

        Refined copper production was 138,000 tonnes in the third quarter of 2005 versus 116,700 tonnes in the third quarter of 2004. Kidd Creek refinery production was up 12% to 34,800 tonnes due to higher mine production and increased custom feed processing. The CCR refinery cathode production increased to 80,900 tonnes during the third quarter from 63,200 tonnes in the same quarter a year ago, as a result of increased anode production at the Horne smelter providing increased feed.

Other Developments

        By the end of the third quarter, the Collahuasi mine achieved the mechanical completion of the new molybdenum recovery plant. The plant will begin processing molybdenum concentrates in the month of October.

        During the second quarter, the Altonorte copper smelter in Chile began the tolling of molybdenum concentrates. The $6-million project was completed on time and on budget. During the third quarter, 2,143 tonnes of molybdenum concentrate was treated.

        Work continued at the Horne smelter at achieving full capacity utilization. Production is expected to increase from 140,000 tonnes to a rate of 170,000 tonnes per year by 2006.

        In June 2005, the Company announced that it will invest in the CCR refinery in Montreal-East, Quebec, as part of a program to increase production to 370,000 tonnes per year of copper cathodes from the less than 300,000 tonnes per year produced currently. The higher treatment rates include the processing of increased anode output from the Horne smelter and the processing of Inco's Copper Cliff refinery anodes that are currently refined in Sudbury. The refining agreement with Inco was announced in June 2005 and is set to begin in 2006 with the capital project at CCR planned to be completed by May 1, 2006.

Nickel Business Unit

	Q3 2005	Q3 2004	Y-O-Y Change (%)	Nine Months 2005	Nine Months 2004	Y-O-Y Change (%)
Production:
mined nickel (MT)	20,300	21,500	(6)%	61,500	59,700	3%
refined nickel (MT)	28,600	23,400	22%	85,400	73,300	17%
mined copper (MT)	9,500	8,600	10%	27,600	23,400	18%
Sales:
contained nickel (MT)	26,400	21,700	22%	82,900	72,400	15%
contained copper (MT)	14,800	13,900	6%	45,800	38,500	19%
Revenues ($ millions)	512	417	23%	1,657	1,329	25%
Realized nickel price ($/lb.)	6.78	6.54	4%	7.15	6.39	12%
Operating costs ($ millions)	384	271	42%	1,135	860	32%
Cash costs ($/lb. of nickel)	3.40	3.02	13%	3.30	2.86	15%
Income from operating assets ($ millions)	128	146	(12)%	522	469	11%

Revenues

        For the third quarter of 2005, nickel business revenues of $512 million increased from $417 million in the third quarter of 2004. Nickel sales volumes increased 22% to 26,400 tonnes from 21,700 tonnes in the third quarter of 2004. By-product copper sales volumes of 14,800 tonnes increased by 6% from 13,900 tonnes a year.

        Integrated Nickel Operations (INO) sales volumes of refined nickel increased 40% to 21,600 tonnes from 15,400 tonnes in the third quarter of 2004. At Falcondo, ferronickel sales volumes decreased by 23% to 4,800 tonnes from 6,200 tonnes in the third quarter of 2004, reflecting destocking that has taken place in the stainless steel market. Cobalt sales of 919 tonnes in the quarter increased by 11% from the same quarter in 2004. Precious metals revenues increased by $8 million in the third quarter of 2005 compared to the same period in 2004.

        Realized nickel prices of $6.78/lb. increased by 4% in the quarter compared with $6.54/lb. in the corresponding period in 2004. Realized ferronickel prices of $7.03/lb. increased by 8% in the quarter, compared with $6.49/lb. in the same period in 2004.

Costs

        Nickel business operating costs increased to $384 million from $271 million in the third quarter of 2004. Cost of operations increased to $184 million from $137 million in the same period last year, reflecting new production costs relating to the output from the Montcalm mine, a net sales increase from other mines and increased oil purchase costs at Falcondo. Falcondo's average oil costs rose from $35 per barrel in the third quarter of 2004 to $55 per barrel in the most recent quarter, an increase of 57%. Total nickel operations energy costs increased $22 million versus the same quarter last year.

        The value of raw materials purchased increased to $156 million from $109 million in the third quarter of 2004 as the increase in metal prices impacted the cost of feed acquisition and due to additional sales volumes of custom feeds. Higher purchased raw material values are recovered at the time of sale of the metals contained in that material.

        The operating cash cost per pound of mined nickel for the nickel business (including INO and Falcondo) was $3.40 in the third quarter of 2005, compared with $3.02 for the same period in 2004. The operating cash cost of producing a pound of nickel from INO mines was $2.69, unchanged from the corresponding period in 2004. The impact of the stronger Canadian dollar on operating costs at the Canadian operations and higher energy costs was offset by higher by-product credits and increased mine production. Falcondo's operating cash cost per pound of ferronickel increased by 31% in the third quarter of 2005 to $4.70/lb., due mostly to the increase in oil prices. At Falcondo, oil is used to fuel the on-site power plant.

Income generated by operating assets

        Third quarter operating income for the nickel business totaled $128 million, compared to $146 million in the third quarter of 2004. The $18 million decrease was mainly due to the impact of higher costs of operations, including higher energy costs and costs of raw materials. Higher costs offset the beneficial impact of slightly higher prices and higher sales volumes during the quarter versus the same period a year ago.

Production

        Total refined nickel production increased 22% to 28,600 tonnes during the quarter versus 23,400 tonnes during the same period in 2004. Total mined nickel production was 1,200 tonnes lower at 20,300 tonnes.

        Sudbury mines production was 4,100 tonnes of nickel and 6,200 tonnes of copper during the third quarter of 2005, compared with 6,800 tonnes of nickel and 6,600 tonnes of copper in the third quarter of 2004. Sudbury mine production was lower than the corresponding quarter in the previous year due to problems with a hoist at the Fraser mine and challenging ground conditions at the Thayer Lindsley mine. Grades were lower because of changes in stope sequencing. At Raglan, nickel in concentrate production in the quarter was 6,400 tonnes and copper production was 1,800 tonnes, compared with 7,000 tonnes of nickel and 1,800 tonnes of copper in 2004. The decreases in production were due to the impact of lower ore grades, which more than offset a 14% increase in ore tonnes mined. The conversion of the Raglan mill to incorporate semi-autogenous grinding will occur in the fourth quarter of 2005. In its third full quarter after achieving commercial production, the Montcalm mine produced 2,600 tonnes of nickel and 1,600 tonnes of copper.

        At the Sudbury smelter, nickel in matte production in the third quarter of 2005 increased to 14,100 tonnes from 8,600 tonnes in the same period of 2004, as a result of the treatment of higher concentrate tonnages (due to a longer maintenance/vacation shutdown in 2004) with lower feed grades.

        At the Nikkelverk refinery, nickel production was 21,400 tonnes in the third quarter of 2005, compared to 16,000 tonnes in the same period in 2004.

        In the third quarter of 2005, Falcondo produced 7,200 tonnes of nickel in ferronickel, compared with 7,400 tonnes in the third quarter of 2004.

Zinc Business Unit

	Q3 2005	Q3 2004	Y-O-Y Change (%)	Nine Months 2005	Nine Months 2004	Y-O-Y Change (%)
Production:
mined zinc (MT)	67,200	97,800	(31)%	206,300	292,100	(29)%
refined zinc (MT)[1]	17,000	17,700	(4)%	50,900	52,500	(3)%
mined lead (MT)	19,300	17,400	11%	58,700	54,800	7%
refined lead (MT)	7,700	4,500	71%	52,200	57,900	(10)%
Sales:
contained zinc (MT)[2]	63,800	82,600	(23)%	179,600	227,700	(21)%
contained lead (MT)	10,100	9,600	5%	54,200	60,100	(10)%
Revenues ($ millions)	103	101	2%	349	296	18%
Realized zinc price ($/lb.)	0.60	0.50	20%	0.60	0.51	18%
Operating costs ($ millions)	98	104	(6)%	313	287	9%
Cash costs ($/lb. of zinc)	0.38	0.28	36%	0.39	0.32	22%
Income from operating assets ($ millions)	5	(3)		36	9

1)
25% of CEZ refinery refined zinc

2)
Brunswick mine concentrate contained zinc

Revenues

        Zinc business revenues increased to $103 million, slightly higher than the $101 million recorded during the third quarter of 2004. The increased revenue was due to higher prices realized for zinc and other by-products. The average realized price per pound of zinc during the third quarter was $0.60/lb., an increase of 20% compared to $0.50/lb. in the same period last year. The average realized price per pound of refined lead during the third quarter was $0.46/lb., versus $0.45/lb. in the same period last year. Realized silver prices increased to $7.09 per ounce from $6.45 per ounce in the same quarter a year ago.

        In the third quarter of 2005, sales volumes of zinc-in-concentrates decreased 23% to 63,800 tonnes from 82,600 tonnes in the second quarter of 2004, while third quarter 2005 lead metal sales increased to 10,100 tonnes from 9,600 tonnes in the same period a year ago. Lower zinc sales volumes reflect the closure of the Bell Allard mine in October 2004.

Costs

        Zinc business operating expenses decreased to $98 million from $104 million in the third quarter of 2004. The value of raw materials purchased increased to $41 million from $38 million in the third quarter of 2004.

        The operating cash cost per pound of mined zinc was $0.38/lb. in the third quarter of 2005, an increase of 36% from $0.28/lb. for the same period in 2004. The increase is primarily due to a stronger Canadian dollar, higher energy costs, higher consumables costs, higher freight charges and also reflects the loss of production from the Bell Allard mine, which closed in October 2004.

Income generated by operating assets

        The third quarter 2005 operating income of the zinc business was $5 million, compared with a loss of $3 million for the third quarter of 2004. The $8 million improvement resulted from higher metal prices and decreased depreciation and amortization charges, which were partially offset by the impact of lower sales volumes and an unfavourable impact on costs due to the foreign exchange variance caused by the strengthening of the Canadian dollar.

Production

        Contained zinc production was 67,200 tonnes in the third quarter of 2005, compared to 97,800 tonnes in the same period in 2004. The decrease in production is primarily attributable to the closure of the Bell Allard mine in October 2004. Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totaled 17,000 tonnes, versus 17,700 tonnes during the third quarter of 2004. By-product copper in concentrate production decreased to 1,700 tonnes from 3,600 tonnes during the third quarter of 2004, primarily due to the loss of production from the closed Bell Allard mine.

        Lead metal production at the Brunswick smelter was 7,700 tonnes in the third quarter of 2005 compared to 4,500 tonnes in the same period in 2004. The increase in production is primarily due to a shorter seasonal shutdown in 2005.

Aluminum Business Unit

	Q3 2005	Q3 2004	Y-O-Y Change (%)	Nine Months 2005	Nine Months 2004	Y-O-Y Change (%)
Production: primary (MT)	60,200	62,300	(3)%	183,300	185,200	(1)%
Sales: primary (MT)	60,900	60,900	nil	184,600	187,300	(1)%
Shipments: fabricated (MT)	45,500	43,700	4%	134,700	131,800	2%
Revenues ($ millions)	259	233	11%	833	678	23%
Realized aluminum price ($/lb.)	0.86	0.84	2%	0.90	0.82	10%
Operating costs ($ millions)	244	213	15%	748	618	21%
Cash costs ($/lb. of aluminum)	0.66	0.58	14%	0.62	0.58	7%
Income from operating assets ($ millions)	15	20	(25)%	85	60	42%

Revenues

        Aluminum business revenues increased to $259 million, 11% higher than the $233 million recorded during the third quarter of 2004. Sales volumes of primary aluminum were unchanged at 60,900 tonnes versus the third quarter of 2004. Third quarter rolled-products sales volumes increased by 4% to 45,500 tonnes compared to 43,700 tonnes the same period a year ago. The realized primary aluminum price increased by 2% in the quarter to $0.86/lb., compared with $0.84/lb. in the same period in 2004.

Costs

        Aluminum business operating expenses increased to $244 million from $213 million in the third quarter of 2004. The cost of operations increased to $145 million from $105 million in the same period last year. Operating costs were negatively affected by the temporary production disruption at the Gramercy alumina refinery that resulted from hurricane Katrina and higher natural gas costs. Normal operations at Gramercy resumed shortly thereafter. Energy costs at the New Madrid smelter were negatively impacted by slightly higher electricity rates that came into effect during the third quarter under the new fifteen-year electricity supply contract. The value of raw materials purchased for the rolling mills decreased to $86 million from $99 million in the third quarter of 2004 due to a reduction in Mid-West aluminum premiums.

        The operating cash cost per pound of primary aluminum metal production was $0.66/lb. in the third quarter of 2005, an increase from $0.58/lb. for the same period in 2004. The cost per pound at the rolled products division was $0.12/lb. in the third quarter of 2005, compared to $0.06/lb. the same period in 2004.

Income generated by operating assets

        Third quarter 2005 operating income for the aluminum business was $15 million compared with $20 million for the third quarter of 2004. The $5 million decrease was mainly due to higher power costs as well as higher natural gas costs resulting from market price increases and the residual impacts of the September hurricanes. These costs increases were somewhat offset by the benefits of the increased aluminum price.

Production

        In the third quarter of 2005, primary aluminum production was 60,200 tonnes, compared to 62,300 tonnes in the same period in 2004. For the rolled products operations, shipments were 45,500 tonnes compared with 43,700 tonnes for the third quarter of 2004.

Production Forecast

Production	2005 Current Forecast (tonnes)	2005 Previous Forecast (tonnes)
Copper:
Mined	480,000	490,000
Refined	566,000	559,000
Nickel:
Mined	82,000	83,000
Refined	114,000	114,000
Zinc:
Mined	473,000	472,000
Refined(1)	205,000	208,000
Aluminum:
Primary	247,000	251,000
Fabricated	180,000	178,000

(1)
Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

Labour Agreements

        During the quarter, a collective agreement was successfully negotiated and ratified at the Gramercy alumina refinery in Louisiana prior to the expiration of the contract at September 30, 2005.

        The Kidd Creek copper and zinc metallurgical site labour contract expired on September 30, 2005 and the employees went on strike the following day. No discussions have yet been set between the parties.

        At the Falcondo ferronickel operation in the Dominican Republic, preliminary contract renewal discussions have begun. The current contract expires on November 30, 2005.

DEVELOPMENT PROJECTS UPDATE

Nickel Projects

Raglan Mine Optimization Project

        The conversion of the mill from autogenous to semi-autogenous grinding is on schedule and on budget. The conversion was implemented over a 16.5 day outage that commenced on October 15. The conversion will allow an increase in the level of annual throughput to approximately one million tonnes of ore per year and increase the mill's ability to process harder ore with the installation of a new crusher.

        Phase two, which is expected to be completed late in 2007, will improve mill efficiency. When complete, the concentrator is expected to process 1.3 million tonnes, resulting in approximately 30,500 tonnes of annual contained nickel production.

Nickel Rim South Project

        Vent shaft sinking, which began in February 2005, is now at 767 metres and is ahead of schedule. Main shaft sinking began in April 2005 and is now at 219 metres.

Koniambo Project

        Falconbridge continued to advance its joint-venture Koniambo ferronickel project in New Caledonia. The Company has received acceptance of the positive technical feasibility study from the Entity (the third party responsible for implementation of the Bercy Accord), thereby meeting the first of only two conditions in the Bercy Accord. This was achieved well in advance of the January 1, 2006 deadline.

        As part of the Company's agreement with SMSP and the French Government, the second condition is to place firm orders of at least $100 million in equipment and services related to the project. These orders have been submitted to the Entity for review.

        Falconbridge and its partners are continuing to prepare for the construction phase. Permit applications are progressing well and the finance plan is well advanced with a focus on finalizing the French government support package. Start-up for Koniambo production is targeted for 2009/2010.

Kabanga Project

        Falconbridge and Barrick Gold finalized a joint-venture agreement during the second quarter of 2005 regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the current terms of the agreement, the Company has acquired a 50% indirect interest in the Kabanga project for $15 million and will be the operator of the joint venture.

        The initial scoping study drilling program is now 66% complete and engineering studies are currently 48% complete. The scoping study is scheduled for completion in the first quarter of 2006.

Copper Projects

Collahuasi

        Following the completion of the $623 million Rosario transition project in 2004, Collahuasi has identified the possibility of a debottlenecking project that has the potential to increase the nominal design capacity of the sulphide circuit by upwards of 20%. A feasibility study will be initiated shortly, the results of which will be available in early 2006.

        The new molybdenum recovery circuit project was commissioned on September 27, 2005, two months ahead of schedule and under budget. The circuit has a design capacity of 4,300 tonnes of copper-molybdenum concentrate per day. The plant is initially forecast to produce 4,000 tonnes of molybdenum contained in moly concentrate per year, rising up to 8,000 tonnes in later years. At present, the plant is in start-up mode and the first commercial production is anticipated in November, 2005.

Lomas Bayas Expansion

        As part of the Company's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March 2005 and has now advanced 418 metres. The prefeasibility study is progressing with completion expected at the end of 2006. Construction of the pilot plant was completed in August 2005.

Kidd Mine D Project

        Overall project progress is 84% complete based on the new target schedule. Production from blocks 2 and 3 is now expected to begin in the fourth quarter of 2005 and the third quarter of 2006, respectively. Overall capital investment in Phase One of the project should total Cdn$675 million.

EXPLORATIOM UPDATE

Since the end of the previous quarter, Falconbridge has provided the following exploration updates:

Brazil

Two new significant nickel deposits were discovered on the Company's nickel laterite properties in the Para State of northern Brazil. An extensive exploration program on these promising properties is being conducted.

Raglan

During the last two years, the Company has discovered new mineral resources representing at least double the annual production rate at the Raglan mine and is continuing a major exploration drill campaign. The next core mining area, located five kilometres east of the Katinniq mill and concentrator, was also identified.

Collahuasi

Collahuasi's Rosario Oeste zone contains an Inferred Mineral Resource estimated at 248 million tonnes grading 1.54% copper at a 0.4% copper cut-off. These exploration results further demonstrate the potential of developing resources at Collahuasi. The mineral resource is located only 300 metres from the projected edge of the Rosario open pit.

OTHER

        As under the terms of the Support Agreement between Inco and Falconbridge, the Corporation is not permitted to issue any additional shares (other than in respect of existing options and other convertible securities), the Corporation has suspended its Dividend Re-Investment Plan. Common shareholders will continue to receive their dividends in cash.

SHARES OUTSTANDING AND DECLARED DIVIDENDS

Shares Outstanding (as at October 24, 2005)

Name of new Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares(1)	FAL.LV, FAL	369,454,206
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1(2)	FAL.PR.X	11,999,899
Junior Preference Shares, Series 2(2)	FAL.PR.Y	11,999,899
Junior Preference Shares, Series 3(2)	FAL.PR.Z	5,999,903

(1)
Falconbridge common shares trade on the Toronto and NewYork Stock Exchanges under the symbols FAL.LV and FAL, respectively. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U.

(2)
8,000,000 junior preference shares, series (X), 8,000,000 junior preference shares, series (Y) and 4,000,000 junior preference shares, series (Z) were redeemed on August 11, 2005, as previously announced.

Declared Dividends

        The following dividends have been declared:

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares	FAL.LV	Cdn $0.12	November 30, 2005	December 15, 2005
Preferred Shares, Series 1	N/A	Cdn $0.02	November 15, 2005	December 1, 2005
Preferred Shares, Series 2	FAL.PR.A	Floating rate Floating rate Floating rate	November 30, 2005 December 30, 2005 January 31, 2006	December 12, 2005 January 12, 2006 February 12, 2006
Preferred Shares, Series 3	FAL.PR.B	Cdn $0.2863	November 15, 2005	December 1, 2005
Preferred Shares, Series F	FAL.PR.F	Floating rate Floating rate Floating rate	November 30, 2005 December 30, 2005 January 31, 2006	December 12, 2005 January 12, 2006 February 12, 2006
Preferred Shares, Series G	FAL.PR.G	Cdn $0.38125	January 15, 2006	February 1, 2006
Preferred Shares, Series H	FAL.PR.H	Cdn $0.40625	December 15, 2005	January 2, 2006
Junior Preference Shares, Series 1	FAL.PR.X	US$0.375	December 15, 2005	January 2, 2006
Junior Preference Shares, Series 2	FAL.PR.Y	US$0.3906	December 15, 2005	January 2, 2006
Junior Preference Shares, Series 3	FAL.PR.Z	US$0.4063	December 15, 2005	January 2, 2006

This news release contains forward-looking statements concerning the Company's business and operations. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco will be available free of charge from Inco. You should direct requests for documents to the Secretary of Inco, Inco Limited, 145 King Street West, Suite 1500, Toronto, Canada, M5H 4B7.

To participate in the third quarter analyst conference call scheduled for Tuesday, October 25, 2005, at 2:00 p.m., please call (416) 620-9644 for local and overseas callers and 1-800-840-6238 toll free in North America, or visit the Company's website at www.falconbridge.com to listen to a live webcast.

Contacts:
Denis Couture
Senior Vice-President, Investor Relations,
Communications & Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

Steve Douglas
Executive Vice-President and Chief Financial Officer
(416) 982-3554
steve.douglas@falconbridge.com

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FALCONBRIDGE REPORTS 2005 THIRD QUARTER NET INCOME OF US$214 MILLION Earnings Per Share Grows 47% Versus Prior Year